UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-QSB

  For Period Ended                                Commission File No. 0-21867
   June 30, 2002                                  CUSIP No. 09141T 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                           BISHOP CAPITAL CORPORATION
                            (Full Name of Registrant)

                             716 College View Drive
                             Riverton, Wyoming 82501
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Additional time is needed for review and completion of the registrant's books and records due to the necessary absence of the Registrant's Chief Financial Officer for personal reasons.





PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                           Sherry Moore (307) 856-3800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]   Yes          [ ]   No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ]  Yes           [X]   No






                           BISHOP CAPITAL CORPORATION
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August 13, 2002                        By:   /s/ Sherry L. Moore
                                                    ----------------------------
                                                        Sherry L. Moore
                                                        Secretary and
                                                        Chief Financial Officer